EXHIBIT 99.1

3Q 2011 Operating Performance

Oct 21, 2011

3Q Operating Performance

Consolidated Operating Performance

- POSCO Operating Performance

Activities & Accomplishments

Overseas Investment Strategy and Progress

Steel Industry Environment

2011 Business Plan

Figures provided in this presentation are based on unaudited financial statements of the Company.

Certain contents in this presentation are subject to change during the course of auditing process

Income

Consolidated Operating Performance

Sluggish global market impacted Operating Income

Net income decreased due to foreign currency translation loss

Revenue

Operating Income

Net Income

(in billion KRW)

17,047 16,953

11,186

2010.

3Q 2011.2Q 2011.3Q

Op. Margin

1,233

11.0%

2010.3Q

1,746

10.2%

2011.2Q

1,298

7.7%

2011.3Q

Profit Margin

1,083

9.7%

2010.3Q

1,372

8.1%

2011.2Q

Foreign Currency Translation loss

1.08tn

233

2011.3Q

1.4%

Revenue Operating Income Net income

(in billion KRW)

‘10.3Q ‘11.2Q ‘11.3Q ‘10.3Q 11.2Q ‘11.3Q ‘10.3Q ‘11.2Q’11.3Q

Steel. Support 12,02114,47814,5031,125 1,6371,223 984 1,382 274

E&C 1,865 1,9021,988 108 59 18 95 38 43

ICT 203 245 211 3 6 5 0 7 7

Energy 200 450 478 17 29 43 3 3 26

Trade 1,089 7,043 6,968 17 56 73 8 56 21

Chem. Mat’l206 402 506 21 35 34 14 28 16

Sales by sector: includes inter-company transactions

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Financial Structure

Consolidated Operating Performance

FX rate caused foreign-currency denominated debt to increase in KRW

Asset

Liabilities

Assets

(in billion KRW)

66,025

2010.3Q

74,531

2011.2Q

77,892

2011.3Q

28,727

76.9% Liability to Equity

2010.3Q

34,537

86.2%

2011.2Q

37,722

93.8%

2011.3Q

37,298

11.9% Return on Equity

2010.3Q

40,170

39,994

13.9%

2.3% 2011.2Q 2011.3Q

(in billion KRW) Assets Liabilities Assets

‘10.3Q ‘11.2Q ‘11.3Q ‘10.3Q ‘11.2Q ‘11.3Q ‘10.3Q ‘11.2Q‘11 3Q

Steel.Support 58,788 65,696 68,430 18,475 22,069 24,197 40,314 43,628 44,233

E&C 5,983 7,343 7,926 3,647 4,389 4,885 2,336 2,955 3,041

ICT 661 670 670 408 423 402 253 247 268

Energy 2,414 2,799 2,864 1,854 2,120 2,192 560 679 672

Trade 9,177 10,934 12,947 7,272 8,71610,6491,905 2,2182,298

Chem.Mat’l 562 1,1961,436 248 644 757 313 552 679

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Sales by sector: includes inter-company transactions

Consolidated Operating Performance

Summarized Statements of Income

(in billion KRW)

2010.3Q 2011.2Q 2011.3Q QoQ(%)

Revenue 11,186 17,047 16,953 0.6

Gross Income 1,862 2,671 2,277 14.8

(Gross Margin) (16.6%) (15.7%) (13.4%)

CG & A 601 874 881 0.8

Other Operating Income 28 51 98 92.2

Operating Income 1,233 1,746 1,298 25.7

(Operating Margin) (11.0%) (10.2%) (7.7%)

Equity Method Gains 48 35 15 57.1

Finance Item Gains 153 44 1,056

Foreign Currency Transaction 208 199 1,084

& Translation Gains

Net Income 1,083 1,372 233 83.0

(Profit Margin) (9.7%) (8.0%) (1.4%)

Owners of the Company 1,067 1,323 232 82.5

5/25

Consolidated Operating Performance

Summarized Statements of Financial Position

(in billion KRW)

2010.3Q 2011.2Q 2011.3Q QoQ (%)

Current Assets 26,487 31,662 33,375 5.4

Cash Equivalents 7,442 7,973 8,315 4.3

Notes Receivable 9,062 10,947 11,026 0.7

Inventory 8,840 11,454 12,203 6.5

Long-term Assets 39,538 42,869 44,517 3.8

Other Financial Assets 5,381 6,022 5,712 5.2

Fixed Assets 24,692 26,555 27,706 4.3

Total Assets 66,025 74,531 77,892 4.5

Liabilities 28,727 34,537 37,722 9.2

Current Liabilities 17,040 19,952 21,061 5.6

Long-term Liabilities 11,687 14,585 16,661 14.2

(Interest-bearing debt) 18,827 (23,813) (27,369) (14.9)

Equity 37,298 39,994 40,170 0.4

Controlling Interests 35,459 37,955 37,804 0.4

Total Liabilities & Equity 66,0255 74,531 77,892 4.5

* Cash equivalents: cash & cash equivalents, other short-term financial assets

6/25

3Q Operating Performance

- Consolidated Operating Performance

POSCO Operating Performance

Activities & Accomplishments

Overseas Investment Strategy and Progress

Steel Industry Environment

2011 Business Plan

Production/Sales

POSCO Operating Performance

Production/sales increased, export ratio rose due to weak domestic mkt

Crude Steel Production

Finished Product Sales

(in thousand tons)

(in thousand tons)

9,283 9,468 8,214

2010.3Q 2011.2Q 2011.3Q

Carbon 7,766 8,814 8,982

Steel

S T S 448 469 486

Export Ratio

8,686 8,657 7,740

41.7%

36.0%

33.6%

2010.3Q 2011.2Q 2011.3Q

Domestic 4,957 5,751 5,067

Export 2,783 2,906 3,619

Inventory 656 898 958

Facility expansion & periodic maintenance

-Expansion: G) 4POL completed (Sep.1st)

-Maintenance: P) 2HR Mill(Jul.11th ~ 23rd), G) 1HR Mill (Aug.29th ~ Sep.4th),

P) 1&3Plate Mill (Sep.20th ~28th), 3Wire Rod (Jul.1st ~10th), 3Electronic Steel (Aug.22nd ~28th)

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Sales by Product

POSCO Operating Performance

Plate & wire rod sales declined due to slow market & maintenance

Utilization Ratio by Industry (Domestic)

(%, compared to prior year’s peak)

<Auto> <Home Appliances> <Rerollers> <Shipbuilding>

104

88 92

’10.3Q ’11.2Q ’11.3Q

96 100 91

’10.3Q ’11.2Q ’11.3Q

103

91 90

’10.3Q ’11.2Q ’11.3Q

86 89 78

’10.3Q ’11.2Q ’11.3Q

(in thousand tons)

2010.3Q 2011.2Q 2011.3Q

YoY (%) QoQ (%)

Hot Rolled 1,912 1,904 1,906 0.3% 0.1%

Plate* 1,075 1,648 1,540 43.2% 6.6%

Wire Rod 509 539 507 0.4% 5.9%

Cold Rolled 3,243 3,305 3,449 6.4% 4.4%

Electrical Steel 246 246 233 5.3% 5.3%

S T S 417 441 438 5.0% 0.7%

Others 338 575 613 81.4% 6.6%

Total 7,740 8,657 8,686 12.2% 0.3%

* Includes HR Plate

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Income

POSCO Operating Performance

Sluggish market and higher input cost lowered operating income

Revenue

Operating Income

(in billion KRW)

(in billion KRW)

10,032 9,962 8,524

2010.3Q 2011.2Q 2011.3Q

Operating Margin

1,496

1,026 1,087

12.0% 14.9%

10.9%

2010.3Q 2011.2Q 2011.3Q

Despite slight increase in ASP, revenue stayed flat due to increased export ratio

Manufacturing cost rose as high-priced raw materials from 2Q fully used

(thousand KRW/ton) 2Q 3Q

Domestic Export Domestic Export

Carbon Steel ASP QoQ QoQ

1,040 950 1,045 +5 953 +3

10/25

3Q Operating Performance

Activities & Accomplishments

Overseas Investment Strategy and Progress

Steel Industry Environment

2011 Business Plan

POSCO's Key Activities

Activities & Accomplishments

Contingency Plan Management to Weather the Crisis

- **Challenging new cost savings target**
  - ✓ Raised cost cutting target : KRW 1 tn → 1.4 tn
    Achieved KRW1.1 tn (3Q cumulative progress 78.6%)
- **Despite decrease in capex, continue to expand overseas steel investment to sustain growth**
  - ✓ 2011 Capex KRW 7.3 tn → 6 tn


2011 Capex Adjustment
(in trillion KRW)
7.3
6.0
Overseas Steel
0.9
1.1
Pre-adjustment
Adjusted

Reinforce Marketing Strategy Focused on High Value - Added Product

- **Increase sales of World Best / World First products**
  - ✓ Quarterly WF/WB sales ratio on a rise
  - ✓ Auto steel & TMCP for shipbuilders order increase
- **Total Solution marketing brings results**
  - ✓ Signed exclusive deal to supply plate for off-shore plant to Shell for 5 yrs
  - ✓ High-strength CR(1.0GPa) applied to Hyundai Motors' new-model


WB/WF Sales
(thousand tons)
1,228
1,416
1,464
Sales Ratio
17.4%
18.0%
18.9%
'10.3Q
'11.2Q
'11.3Q

Improve Raw Materials Self-Sufficiency Ratio

- **Coal Self-Sufficiency Ratio up by 3.6%**
  - ✓ Acquired 20% stake in Canada Mt. Klappan PJT (Bituminous 700K ton)
  - ✓ Additional purchase of 9.4% stake in U.S. NCR* PJT (Total holding 29.4%, HCC 700K ton)

*NCR: New Century Resources


Coal Self-Sufficiency Ratio
28.3%
31.9%
'11. 2Q
'11. 3Q

12/25

Subsidiaries' Key Activities

Activities & Accomplishments

Maximize steel synergy & strengthen subsidiaries' competitiveness

Indonesia Integrated Mill Project

- ✓ **POSCO E&C: Construction in Progress (Pile Driving 37.6%, 2nd Phase Land Preparation 38.7%)**
- ✓ **POSCO-ICT: EIC contract with steel works (plate, cokes plants etc.)**
- ✓ **POSCO Power: Started Construction for Combined Cycle Power Plant (Sep)**

DAEWOO INTERNATIONAL

- **Enhance POSCO Family synergy**
  - POSCO product sales continue to grow :Increase by 36% YoY
- **Myanmar gas field & new project development**
  - Test drilling of 4 gas fields in Block A-3 /Test production completed
  - First as a private company to contract developing gas fields in continental shelf (Sep, East Sea Block 6-1)

POSCO E&C

- **City development project in Korea**
  - Housing construction in multi-functional administrative city, city re-development project, etc.

POSCO CHEMTECH

- **Progress in coal chemical project**
  - J/V with Mitsubishi Chemical/Trading corporations on needle-coke (Sep)
  - Anode materials plant for Lithium secondary batteries to complete (Oct)

POSCO ICT

- **Win contracts in overseas and domestic steel sector**
  - New EIC order in Pohang Works
- **Raise capa. in new growth business**
  - Won contract for setting up Yeosu sea transportation control system(Aug)

POSCO power

- **Penetrate into overseas power plant market**
  - Vietnam Mong Duong II coal-fired power plant of 1,200MW (Sep)

POSCO M-TECH

- **Continue to develop comprehensive materials business**
  - MOU with Indonesia's DS on Al project (30Kt/yr, Land purchase completed in July)
  - High-concentrate Aluminum JV signed w/ KC Ltd., Samsung Heavy Ind.

13/25

3Q Operating Performance

Activities & Accomplishments

Overseas Investment Strategy and Progress

Steel Industry Environment

2011 Business Plan

Overseas Investment Strategy and Progress

Steel consumption in line with economic growth rate in emerging mkts

GDP vs steel consumption per capita Steel consumption forecasted to increase until GDP per capita reaches USD 20,000

Steel consumption per capita (Kg)

2,000

1,000

500

200 100 50

20

10

Saudi Arabia

Malaysia

China

Thailand

Egypt

Vietnam

Iran

Ukraine

India

Indonesia

South Africa

Argentina

Brazil Mexico

Russia

Turkey

Poland

South Korea Taiwan

Czech Republic Italy

Spain

Germany

France

Hong Kong

United Kingdom

Japan

Austria

Sweden

Arab Emirates

Canada

Australia

Netherlands

USA

Region with high growth potential for steel consumption

150 Mt Total steel consumption (in million tons)

0 20,000 40,000 60,000 $70,000

GDP per capita

Target Country Profiles

Steel Cons’n GDP

growth rate* growth rate*

8.4% 7.7%

India

5.5% 6.0%

Indonesia

6.0% 4.5%

Turkey

4.4% 4.4%

Brazil

4.5% 3.2%

Mexico

n/a 5.6%

Vietnam

* 2011~2020 expected annual growth rate Source: WSD, OECD, EIU

Overseas Investment Strategy and Progress

Global expansion focusing on emerging markets

✓Early entry into emerging markets with high growth potential (SE Asia, India, China, etc.)



China | STS (Operating)
- Zhangjiagang : STS : 1Mt/yr, STS CR 600Kt/yr
- Qingdao: STS CR 180Kt/yr

China | Downstream (Operating)
- Dalian :CGL 150, Color 150Kt/yr
- Guangdong :Elect. 280, Color 50Kt/yr

China | Downstream PJT
- Guangdong: CGL 450Kt/yr

Turkey | STS PJT
- STS CR: 200Kt/yr

India | Int. Mill PJT
- Orissa: 12Mt/yr
- SAIL JV: 3Mt/yr
- Karnataka: 6Mt/yr

India | Downstream PJT
- Maharashtra : CR 1.8Mt/yr, CGL 450Kt/yr
- ESI: Electrical St. 300Kt/yr

Pakistan | Upstream PJT
- TSML: DRI 1.3Mt/yr

Vietnam | STS PJT
- STS CR:150Kt/yr

Vietnam | Downstream (Operating)
- CR 1.2Mt/yr, STS CR 80Kt/yr

Thailand | STS (Operating)
- Thainox: STS CR 240Kt/yr

Indonesia | Int. Mill PJT
- PT Krakatau POSCO: 6Mt/yr

Malaysia | Downstream PJT
- Electrical St. 180Kt/yr

USA | Downstream (Operating)
- UPI: CR 1.5 Mt/yr
- USP: Spiral Pipe250Kt/yr

Mexico | Downstream (Operating)
- CGL 400Kt/yr

Mexico | Downstream PJT
- CGL: 500Kt/yr

Brazil | Int. Mill PJT
- CSP JV: 6Mt/yr

Operating (shaded) / Projects in Progress (white)

16/25

Zhangjiagang

: STS : 1Mt/yr STS CR 600Kt/yr

Qingdao: STS CR 180Kt/yr

China Downstream

Dalian

:CGL 150, Color 150Kt/yr Guangdong :Elect. 280, Color 50Kt/yr

China Downstream PJT

Guangdong: CGL 450Kt/yr

Turkey STS PJT

STS CR: 200Kt/yr

India Int. Mill PJT

Orissa: 12Mt/yr SAIL JV: 3Mt/yr

Karnataka: 6Mt/yr

India Downstream PJT

Maharashtra CR 1.8Mt/yr CGL 450Kt/yr

ESI: Electrical St. 300Kt/yr

Pakistan Upstream PJT

TSML: DRI 1.3Mt/yr

Vietnam STS PJT

STS CR:150Kt/yr

Vietnam Downstream

CR 1.2Mt/yr, STS CR 80Kt/yr

Thailand STS

Thainox: STS CR 240Kt/yr

Indonesia Int. Mill PJT

PT Krakatau POSCO: 6Mt/yr

Malaysia Downstream PJT

Electrical St. 180Kt/yr

USA Downstream

UPI: CR 1.5 Mt/yr USP: Spiral Pipe250Kt/yr

Mexico Downstream

CGL 400Kt/yr

Mexico Downstream PJT

CGL: 500Kt/yr

Brazil Int. Mill PJT

CSP JV: 6Mt/yr

Operating

Projects in Progress

16/25

Overseas Investment Strategy and Progress

Global up/downstream projects well on track

By 2015, 7 Mt/yr in integrated, 9.1 Mt/yr in downstream capacity

[Projects in Progress]

Project

Brazil(CSP) 1st Stage (3Mt/yr)

Indonesia 1st Stage (3Mt/yr)

China CGL New capacity 450Kt/yr

Carb’n Mexico CGL 2CGL expansion (500Kt/yr)

Steel

India CR New capacity 1.8Mt/yr

India CGL New capacity 450Kt/yr

India Elec. St. New capacity 300Kt/yr

VST CR expansion 150Kt/yr

STS

Turkey CR New capacity 200Kt/yr

Progress ’12 ’13 ’14 ’15

Multipurpose Feb. ‘15

terminal completed

Pile driving 38% Dec. ‘13

completed

Comprehensive Dec. ‘12

progress 43%

Groundwork Jul. ‘13

in progress

Groundwork Jan. ‘14

started

Comprehensive Jun. ‘16

progress 81%

Groundwork Jan. ‘14

started

Electric generation Feb. ‘12

construction

Construction

started Apr. ‘13

Orissa: Land acquisition in progress SAIL JV: Finalizing details for MOU Karnataka:: site selection (Jan.’11)

49Mt Global Crude Steel Production by 2015

More than 50Mt including integrated mill projects in India

17/25

Posco

3Q Operating Performance Activities & Accomplishments

Overseas Investment Strategy and Progress

Steel Industry Environment

2011 Business Plan

Global Steel Market

Steel Industry Environment

Despite slowing production growth, steel prices remain weak

Global crude steel production growth slows, but annual production at historical high Oversupply expected to continue, putting steel prices under pressure

Economic uncertainty China’s tightening dims growth in steel demand

Annual growth rate forecasted to linger at 6% despite 8% demand growth in 1H

World Steel Price & Crude Steel Production Steel Demand Outlook

World Average HR Export Price ($/ton)

705

772

769

731

728

718

693

710

707

128

118

130

128

127

124

124

World Crude Steel Production (mil ton)

Jan. ’11 Feb Mar Apr May Jun Jul Aug Sep

(mil ton)

2008 2009 2010 2011 YoY

U.S. 98 59 80

EU 183 120 145

China 447 551 598

India 51 58 65

Russia 35 25 36

World 1,218 1,141 1,312 1,398

89 155 643 68 41 1,398

12% 7% 8% 4% 13% 6%

World Steel Association(Oct.’11)

19/25

Domestic Steel Market

Steel Industry Environment

Korea now net exporter as domestic production exceeds consumption

(thousand ton)

Steel Demand and Supply Outlook

2009 2010 2011 3Q 4Q QoQ

Nominal Consumption 45,411 52,390 56,235 13,040 13,350 +2.4%

Export 20,541 24,881 28,215 7,250 7,440 +2.6%

Production 56,919 65,942 71,238 17,150 17,750 +3.5%

Import 9,033 11,329 13,213 3,140 3,040 3.2%

Inc. Semi-Product 20,578 25,090 23,905 5,650 5,350 5.3%

POSRI(Oct.’11)

Steel consumption decline to prolong in 2H as key sectors slows

2H consumption to slow despite historical prod’n record of 4.5 mil. units/annum Auto

Production (thousand units) : 4,272 (‘10) 4,493 (’11. 1Q:1,081 / 2Q:1,222 / 3Q: 1,051 / 4Q: 1,140)

Home Production to decline due to weak consumer sentiment hit by slow economy

Appliance Production Index (‘07=100) : 130 (‘10) 136 (’11. 1Q:140 / 2Q:152 / 3Q: 132 / 4Q: 120)

New orders & shipbuilding volume to show downward trends in 2H

Shipbuilding Building (mil GT) : 32.4 (‘10) 31.8 (’11. 1Q:7.4 / 2Q:10.1 / 3Q: 8.1 / 4Q: 6.2)

Orders (mil GT) : 29.7 (‘10) 30.2 (’11. 1Q:6.7 / 2Q:10.3 / 3Q: 6.7 / 4Q: 6.5)

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Raw Materials Steel Industry Environment

Raw Materials prices to decline due to weak steel demand

Iron Ore

4Q 2011 contract price decrease by 1.5%

3Q (Jul~Aug) prices decreased due to seasonality

Spot price decrease due to weak demand

China expected to delay import for inventory buildup due to prospects of falling price

Coal

4Q HCC U$285 /ton (9.5% QoQ)

Queensland recovery ; China’s imports decline

PCI: U$208/ton(9.6%), Semi-soft:$179(15.6%)

*semi-soft contracts settled semi-annually with major suppliers (Oct.’11~ Mar.’12)

Spot price decrease due to weak demand

Price uncertainty due to AUS monsoon season

Iron Ore Spot Price Trend

175 182 173 164 171 165 167 170 167 160 153 149 128 135

(U$/t FOB, monthly avg.) *Platts

Sep.’10 Nov Jan.’11 Mar May Jul Sep Oct

Coal Spot Price Trend

331 336 332 329 314 306 308 299 273 258 223 230 240 217

(U$/t FOB, monthly avg.) *Platts

Sep. ‘10 Nov Jan.’11 Mar May Jul Sep Oct

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Stainless Steel Steel Industry Environment

Stainless steel price to decline due to weak global demand

Sales

Customer hesitant to purchase during global recession

China: Price decreased due to weaker Ni prices & monetary tightening

* $3,050 in July $2,870(180) (early October)

EU: Price decreased due to surcharge reduction

STS demand recovery expected, given nickel price is maintained above $18K/ton

Raw Materials

Nickel

Euro-crisis & U.S. recession caused prices to fall

’11.4Q : Forecast U$ 18 ~ 20K/ton range

Chrome

Steady prices led by uncertainties in the STS market

Despite request for price increase, benchmark prices set to be flat in 3Q

STS CR Price Trend

(U$ /ton) 4,320 3,910 4,010 3,780 3,770 3,750

Europe 3,510 3,720 3,740

33,340 Korea 3,460 3,500 3,420 3,270 3,490 China 3,160 3,230 3,030 2,980 3,040 2,870

Sep. ‘10. Nov Jan. 11’ Mar May Jul Sep Oct

Nickel · Chrome Price Trend

(U$ /ton) Nickel 28,252 26,812 25,646 26,329

23,807 24,111 24,210 23,731 22,643 22,084 20,392 22,909 18,645 22,354

Chrome 3,042 2,932 3,153 2,822

* Source: Brookhunt(Sep.’11), CRU (Aug.`11)

Sep.’10 Nov Jan.’11 Mar May Jul Sep Oct

8 9 10

22/25

3Q Operating Performance

Activities & Accomplishments

Overseas Investment Strategy and Progress

Steel Industry Environment

2011 Business Plan

2011 Business Plan

As instability continues, sales target maintained but CAPEX adjusted

2010 2011

Revenue (in trillion KRW) 47.9 68.7

- POSCO Revenue (”) 32.6 39.3

Crude Steel Production (in million ton) 33.7 37.1

Product Sales (”) 31.5 34.7

Investment (in trillion KRW) 11.2 8.7

POSCO Investment (”) 9.4 6.0

The data above represents company’s internal objectives, Thus should not be used as a basis for investment decision

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3Q 2011 Operating Performance

Oct 21, 2011